

March 13, 2014

<u>Via E-mail</u>
Hu Xiaoming
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

  Re: Kandi Technologies Group, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed April 1, 2013
    File No. 001-33997
    Response dated February 24, 2014

Dear Mr. Hu:

  We have reviewed your response letter dated February 24, 2014 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 1</u>

1. Refer to prior comment 1. Please provide all of the disclosures required by Item 404 of Regulation S-K. It appears that Eliteway Motorsports is a related party to you since its sole shareholder is the son of your Chairman and CEO. Any immediate family member of a director or executive officer, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director or executive officer, is considered a related party.

2. Refer to prior comment 2. Please confirm that you will define industry terms in future filings so that your investors may better understand your business.

Business Overview, page 2

Supper-Mini-Car EVs, page 2

3. Refer to prior comments 5 and 6. Please confirm that you will revise your disclosure in future filings, similar to your responses to prior comments 5 and 6 so investors may better understand the impact of the government subsidy programs to you.

     You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief